SO 3/22/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004

SEC FILE NUMBER
8- 17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York | New York | 10104
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Godofsky (212) 314-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas | New York | New York | 10036
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Godofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President ~~and Controller~~

Title

Notary Public

KAREN GEORGE
Notary Public, State of New York
No. 01GE5062537
Qualified in Queens County
Commission Expires July 1, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). or Operations.
- ☒ (d) Statement of Changes in Financial Condition. or Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. or Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2003

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AXA Advisors, LLC (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 22,958,998
Cash in special account for the exclusive benefit of customers	3,175,115
Receivable from customers	348,411
Receivable from affiliates	9,128,296
Receivable from sponsors and broker-dealers	4,035,631
Securities owned at market value	220,234
Deferred expenses and other assets	1,702,943
Total assets	$ 41,569,628
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 1,117,178
Payable to sponsors	3,791,545
Payable for concessions, commissions and fees	3,119,378
Securities sold, not yet purchased	29,777
Deferred income and other liabilities	2,522,984
Total liabilities	10,580,862
Member's Capital	
Total member's capital	30,988,766
Total liabilities and member's capital	$ 41,569,628

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by the Equitable Life Assurance Society of the United States ("Equitable Life"), a wholly owned subsidiary of AXA Financial Services, LLC. The Company focuses on the development and management of retail customers with an increasing emphasis on advice and financial planning. The Company offers an asset management account with a variety of related services and money management products such as asset allocation programs and wrap-fee accounts. Retail distribution of products and services is accomplished by financial professionals registered with the Company and AXA Network, LLC, an affiliate.

Holding intends to make additional capital contributions, as necessary, to ensure the Company has sufficient operating resources.

2. Summary of Significant Accounting Policies

Securities transactions and related receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2003 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2003.

Securities owned and securities sold, not yet purchased are reported in the Statement of Financial Condition at market value based upon quoted prices.

Short-term investments with original maturities of thirty-one days or less, as well as an investment in a money market fund are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2003 include commercial paper of $7,496,986 and an investment in an affiliated company's money market fund of $9,148,306.

Receivable from sponsors and broker-dealers includes $193,081 resulting from accommodations by the Company and its clearing broker to process customer transactions. The receivable, collateralized by customer securities, was settled and the collateral returned by January 20, 2004.

Deferred expenses include sales compensation paid to financial professionals on sales of shares sold without a front end sales load of AXA Premier Funds, an AXF proprietary open-end mutual fund product. The compensation is capitalized and amortized over periods not exceeding eight years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. The

unamortized balance of deferred sales compensation was $554,909 at December 31, 2003. Contingent deferred sales charges reduce the unamortized deferred sales compensation when received. Deferred expenses also includes the unearned portion of sales compensation paid in advance to financial professionals with respect to certain client charges on wrap-fee accounts. The advances are adjusted quarterly when subsequent asset-based fees are billed to clients.

Deferred income is comprised of monies received from clients for the production of financial plans not yet completed.

Deferred income tax assets and liabilities are recognized based on the differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $15,916,739 which exceeded required net capital of $499,943 by $15,416,796 and the Company's ratio of aggregate indebtedness to net capital was 0.47 to 1.

4. Transactions with Affiliates

The Company receives concessions and fees for the sale of mutual funds offered by its affiliate, Alliance Capital Management L.P.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, Equitable Life provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities.

5. Capital Contributions

In 2003, three capital contributions totaling $22,000,000 were made by Holding to the Company.

6. Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and most State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will be reimbursed by Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the Group's liability to be reduced. The Company is reimbursed for the use of such items under the State agreement in the years they actually reduce the consolidated State income tax liability of Holding.

During 2003, the Company was reimbursed $926,100 for federal income tax benefits accrued at December 31, 2002.

The Statement of Financial Condition includes a $7,266,700 income tax receivable classified within Receivable from affiliates. The expected federal income tax benefit approximates the statutory tax rate of 35%.

The Company has recorded a State and Local deferred tax asset of approximately $8,100,000 for which a full valuation reserve has been recorded. The Company has determined that it is more likely than not that the deferred tax asset will not be realized.

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2003, the Company has recorded no liabilities with regard to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company holds certain short positions which will obligate it to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the market values of the related securities at December 31, 2003 and will incur a loss if the market value of the securities increases subsequent to that date.

8. Contingencies

The Company is involved in various legal actions and proceedings in connection with their business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific actions, the Company has provided a reserve for the estimated costs to be incurred as a liability in the Statement of Financial Condition. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

In December 2002, federal securities regulators (SEC) and self-regulatory organizations (NASD) directed all broker-dealers, including the Company, to evaluate their procedures with respect to mutual fund sales charge breakpoints. In 2003, the Company examined its procedures and operations with respect to sales charge discounts and also examined its procedures to identify fee waivers available to clients who purchased mutual funds and has made or will make refunds and/or adjustments to client accounts as appropriate. The Statement of Financial Condition includes estimated amounts for these matters.